Company	Wolseley PLC
TIDM	WOS
Headline	Director/PDMR Shareholding
Released	15:48 26-Oct-07
Number	4761G
RNS Number: 4761G
Wolseley PLC
26 October 2007
NOTIFICATION OF TRANSACTIONS OF DIRECTORS / PERSONS DISCHARGING MANAGERIAL RESPONSIBILTIES AND CONNECTED PERSONS
The Wolseley plc 2002 Long Term Incentive Scheme (‘LTIS’) — 2007 Award
Wolseley plc announces that on 26 October 2007 a conditional allocation of ordinary shares of 25p each in the capital of the Company was made under the LTIS to 127 Senior Executives, including 6 Executive Directors and Persons Discharging Managerial Responsibilities. These shares will only vest upon the achievement of certain corporate performance targets measured over a three year period. No consideration is payable either at allocation or on vesting of all or part of the awards.
The following table shows the conditional allocation made under the LTIS on 26 October 2007:

	Conditional allocation of	Total interests in ordinary
Name	ordinary shares of 25p each	of 25p each held under the LTIS
shares	made on 26 October 2007	following this allocation

A Barden	41,056	85,250
C A S Hornsby	134,643	262,797
R H Marchbank	57,942	121,068
F W Roach	57,571	110,829
L Stoddard	47,976	97,638
S P Webster	68,746	151,133
For further information please contact:
Charles P Watters
Group Company Secretary and General Counsel (Interim)
0118 929 8700
ends.
This information is provided by RNS
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